Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	6 Months
	Ended
	June 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings, as defined:
Income Before Income Taxes	$138	$192	$221	$278	$246	$298

Total fixed charges as below	49	102	121	114	143	159

Total earnings	$187	$294	$342	$392	$389	$457

Fixed charges, as defined:
Interest charges (a)	$49	$101	$120	$113	$139	$152
Estimated interest component of operating rentals		1	1	1	4	7

Total fixed charges (b)	$49	$102	$121	$114	$143	$159

Ratio of earnings to fixed charges	3.8	2.9	2.8	3.4	2.7	2.9

Preferred stock dividend requirements on a pre-tax basis	$11	$23	$28	$28	$27	$24
Fixed charges, as above	49	102	121	114	143	159
Total fixed charges and preferred stock dividends	$60	$125	$149	$142	$170	$183
Ratio of earnings to combined fixed charges and
preferred stock dividends	3.1	2.4	2.3	2.8	2.3	2.5

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.